SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G

       INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1  )

                                 HCIA Inc.
                             (Name of Issuer)

                      Common Stock, par value $.01
                      (Title of Class and Securities)

                                       483908
                                    (CUSIP Number)

                        ------------------------------

        Check the following box if a fee is being paid with this Statement ( ). (A fee is not required only if the filing person:
        (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
        Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
       (See Rule 13d-7.)



                               SCHEDULE 13G

   CUSIP No. 483908
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        AMBAC Inc. (I.R.S. Employer I.D. No. 13-3621676)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
        Joint filing pursuant to Rule 13d-1(f)(1)        (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (5)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (6)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (7)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%
   _________________________________________________________________
   (12) TYPE OF REPORTING PERSON*
        CO




                               SCHEDULE 13G

   CUSIP No. 483908
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        AMBAC Indemnity Corporation

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
        Joint filing pursuant to Rule 13d-1(f)(1)        (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Wisconsin
   _________________________________________________________________
                                   (5)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (6)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (7)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%
   _________________________________________________________________
   (12) TYPE OF REPORTING PERSON*
        CO, IC
   _________________________________________________________________





                                 Amendment


      AMBAC Inc. and AMBAC Indemnity Corporation hereby amend, and restate in accordance with Rule 13d-2(c), their statement on Schedule 13G relating to the common stock of HCIA Inc., par value $.01, CUSIP Number 483908, to report that they are no longer beneficial owners in excess of five percent (5%) of such common stock.

Item 1(a).  Name of Issuer.

      This schedule relates to the common stock, par value $.01 per share (the "Common Stock") of HCIA Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.

      The principal executive offices of the Company are located at 300 East Lombard Street, Baltimore, Maryland 21202.

Item 2(a).  Name of Person Filing.

      The name of the persons filing this Schedule are AMBAC Inc., a Delaware Corporation ("AMBAC"), and AMBAC Indemnity Corporation ("AIC"), a Wisconsin Insurance Corporation (together, the "Reporting Persons").

Item 2(b).  Address of Principal Business Office.

      The principal business office of the Reporting Persons is One State Street Plaza, New York, New York 10004.

Item 2(c).  Citizenship.

      AMBAC is a Delaware corporation. AIC is a Wisconsin insurance corporation.

Item 2(d).  Title of Class of Securities.

      This schedule relates to the Company's Common Stock.

Item 2(e).  CUSIP Number.

      The CUSIP Number of the Common Stock is 483908.

Item 3.  Type of Person Filing.

      Both of the Reporting Persons are corporations. AIC is an insurance company as defined in the Investment Company Act of 1940.

Item 4.  Ownership.

      Item 4. is hereby amended by incorporating by reference the answers to numbers five (5) through eleven (11) of the cover pages to this Amendment.

Item 5.  Ownership of Five Percent or Less of a Class.

      This statement is being filed to report the fact that the Reporting Persons no longer are beneficial owners of more than five percent (5%) of the Common Stock as a result of a sale of Common Stock in a public offering pursuant to a prospectus dated April 30, 1996.

Item 6.  Ownership of More Than 5% on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not applicable.

Item 9.  Notice of Dissolution of Group.

      Not applicable.

Item 10.  Certification.

      Not applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1997             AMBAC INC.


                                    /s/ Richard B. Gross

                                    Senior Vice President,
                                    General Counsel and
                                    Secretary

Date: February 13, 1997             AMBAC INDEMNITY CORPORATION


                                    /s/ Richard B. Gross

                                    Senior Vice President